AUG 3 0 2010
WASH, D.C.
193

[redacted]

10031937

AB 9/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8-26943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 FOOTHILL DRIVE, SUITE 100
(No. And Street)

SALT LAKE CITY	UTAH	84109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. LEFAVI — (801) 486-9000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
(Name -- *if individual, state last, first, middle name*)

5292 SOUTH COLLEGE DR STE 101	SALT LAKE CITY	UTAH	84123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/3

OATH OR AFFIRMATION

I, Bruce A. Lefavi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruce A. Lefavi Securities, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRETT MUNSON
Notary Public
State of Utah
My Comm. Expires Jan 11, 2012
2323 Foothill Dr Ste 100 Salt Lake City UT 84109-1403

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Bruce A. Lefavi Securities, Inc. as of June 30, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce A. Lefavi Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

August 16, 2010

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2010

Assets		
Cash - checking	$	114,137
Cash - money market		480
Commissions receivable		132,088
Due from related party		364,711
Due from stockholder		63,649
Prepaid expenses		15,427
Deposits		15,000
Deferred tax asset		4,852
Investment - securities (available for sale)		10,668
Total Assets	$	721,012
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	7,302
Payable to customers		11,089
Income taxes payable		1,505
Total Liabilities		19,896
Stockholder's Equity:		
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		21,208
Accumulated other comprehensive income		1,067
Retained earnings		673,841
Total Stockholder's Equity		701,116
Total Liabilities and Stockholder's Equity	$	721,012

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF INCOME
For The Year Ended June 30, 2010

Revenue:	
Commissions	$ 1,440,341
Expenses:	
Professional services	1,240,509
Clearing	109,185
Regulatory fees and licenses	14,687
Other	21,843
Total Expenses	1,386,224
Income From Operations	54,117
Other Income:	
Interest income	10,129
Total Other Income	10,129
Income Before Income Taxes	64,246
Provision for Income Taxes	(12,848)
Net Income	$ 51,398

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2010

Cash Flows From Operating Activities:		
Net income	$	51,398
Adjustments to reconcile net income to net cash from operating activities:		
Provision for income taxes		(113)
(Increase) decrease in assets:		
Commissions receivable		(24,682)
Due from related party		33,872
Due from stockholder		16,710
Prepaid expenses		1,007
Income tax refund receivable		4,299
Increase (decrease) in liabilities:		
Accounts payable		902
Payable to customers		3,749
Income taxes payable		1,505
Net Cash From Operating Activities		88,647
Net Increase in Cash		88,647
Cash, June 30, 2009		25,970
Cash, June 30, 2010	$	114,617

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes	$	7,157

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance, June 30, 2009	$ 5,000	$ 21,208	$ 622,443	$ 2,789	$ 651,440
Comprehensive Income:					
Net income			51,398		51,398
Net change in unrealized appreciation on securities available for sale, net of tax				(1,722)	(1,722)
Balance, June 30, 2010	$ 5,000	$ 21,208	$ 673,841	$ 1,067	$ 701,116

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Bruce A. Lefavi Securities, Inc. (the Company) was incorporated under the laws of the State of Utah on November 12, 1980. The Company was organized as a securities broker and dealer on January 8, 1982. The Company is located in Salt Lake City, Utah. Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies. The Company, therefore, does not handle customer funds or securities.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition
Transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company considers cash to comprise of the cash - checking and cash - money market accounts.

Investments - Securities
Investments in securities at June 30, 2010 consist of available-for-sale securities. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholder's equity under the caption of accumulated other comprehensive income until realized. Realized gain and losses from the sale of available-for-sale securities are determined using the specific-identification method.

Commissions Receivable
Commissions receivable are recorded when transactions are executed. Commissions receivable are written off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at June 30, 2010. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Property and Equipment
Property and equipment are recorded at cost, and depreciated over the estimated useful lives of the assets. Depreciation is computed on the straight-line method.

Income Taxes
Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The deferred tax account resulted from the use of accelerated methods of depreciation for tax purposes and unrealized gains from available-for-sale securities.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Subsequent events have been evaluated through August 16, 2010, which is the date the financial statements were available to be issued.

NOTE 2 INVESTMENTS - SECURITIES

FASB ASC 320 addresses the accounting and reporting for investments in debt and equity securities. Under ASC 320 investments are classified into three categories: trading securities, available-for-sale securities, and held-to-maturity securities. Management believes that its investment in marketable securities should be classified as investments that are available-for-sale securities; accordingly, these are reported at fair value, with unrealized gains and losses reported as other comprehensive items of income under ASC 220 and reported as a separate component of stockholders' equity. The following available-for-sale securities were held by the Company as of June 30, 2010:

	Cost	Fair Value	Unrealized Gain
Equity securities	$ 9,300	$ 10,668	$ 1,368
Less: deferred taxes			(301)
Amount shown in stockholders' equity accumulated other comprehensive income			$ 1,067

NOTE 3 PROPERTY AND EQUIPMENT

At June 30, 2010, property and equipment totaled $43,331, net of accumulated depreciation of $43,331. Depreciation expense for the year ended June 30, 2010 was $0.

NOTE 4 DEFERRED INCOME TAXES

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. The deferred income tax asset represents the future tax return consequences of those differences, which provide tax deductions in the future.

NOTE 4 DEFERRED INCOME TAXES (Continued)

The components of deferred tax asset are as follows:

Deferred tax asset related to different depreciation methods used for book and tax purposes.	$	5,153
Deferred tax liability related to unrealized gain on securities.		(301)
Deferred tax asset	$	4,852

The components of income tax provision are as follows:

Current income tax expense		
Federal	$	9,837
State		3,124
Total current income tax expense		12,961
Deferred income tax adjustments		(113)
Provision for income taxes	$	12,848

NOTE 5 RELATED PARTY TRANSACTIONS

The Company has entered into a professional services agreement with a Utah corporation of which the stockholder is also the stockholder of the Company. These services include accounting, regulatory, maintenance, advertising, research, equipment and office rental, etc. This agreement requires the Company to pay a majority of their income to the related party. The Company expensed $1,232,516 for services rendered for the year ended June 30, 2010.

Due From Related Party
The Company has a note receivable from a related party with interest at 3.75% with payments of principal and interest due quarterly. Balance at June 30, 2010 is $189,265.

The Company also has a receivable from a related party for $175,446.

Due From Stockholder
The Company has a note receivable from the stockholder with interest at 3.75% with payments of principal and interest due quarterly. Balance at June 30, 2010 is $63,649.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2010, the Company had net capital of $203,022 which was $198,022 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

NOTE 7 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of June 30, 2010 is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

NOTE 8 FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820-10 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- *Level 1* inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. The Company has Equity Securities classified as available-for-sale that are based primarily on quoted prices in active markets.

- *Level 2* inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability.

- *Level 3* inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following table presents the Company's fair value hierarchy as of June 30, 2010 for assets and liabilities measured at fair value on a recurring basis:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Equity securities	$ 10,668	$ -	$ -
Total	$ 10,668	$ -	$ -

SUPPLEMENTARY INFORMATION

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
June 30, 2010

Computation of Net Capital		
Total ownership equity from Statement of Financial Condition	$	701,116
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		701,116
Deductions and/or charges		
Total non-allowable assets from Statement of Financial Condition		(496,484)
Net capital before haircuts on securities positions		204,632
Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))		
Trading and investment securities - other securities		(1,610)
Net Capital	$	203,022
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	1,326
Minimum of dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement (larger of the above)		5,000
Excess net capital	$	198,022
Excess net capital at 1000%	$	201,032
Computation of Aggregate Indebtedness		
Total A.I. Liabilities from Statement of Financial Condition	$	19,896
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness	$	19,896
Ratio of aggregate indebtedness to net capital		0.10 to 1

BRUCE A. LEFAVI SECURITIES, INC.
EXEMPTIVE PROVISION UNDER RULE 15C3-3
June 30, 2010

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing firm SEC #:	8-11754
Clearing firm name:	Sterne, Agee & Leach, Inc.
Product Code:	All

BRUCE A. LEFAVI SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
June 30, 2010

Net capital as reported in Company's FOCUS report, June 30, 2010	$	215,617
Decrease in ownership equity due to adjustments by auditors related to deferred income tax accruals and income tax expenses		(12,453)
Decrease in ownership equity due to adjustments by auditors related to accrual of payables to customers		(11,089)
Increase in nonallowable assets due to adjustments by auditors related to income tax accruals		(509)
Increase in nonallowable assets due to various adjustments by auditors related to prepaid expenses and expense accruals		11,456
Net capital per audit report, June 30, 2010	$	203,022

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Bruce A. Lefavi Securities, Inc. (the Company), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second parapagraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

August 16, 2010

BRUCE A. LEFAVI SECURITIES, INC.

SIPC ANNUAL GENERAL ASSESSMENT RECONCILIATION

AGREED UPON PROCEDURES

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT

For The Year Ended June 30, 2010

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

Independent Account's Report On Applying Agreed-Upon Procedures

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2009, which were agreed to by Bruce A. Lefavi Securities, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. We compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. We compared the amounts reported on the audited Form X-17 A-5 for the year ended June 30, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2010 noting no exceptions.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.
4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exception.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Jensen & Keddington

August 24, 2010

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

BRUCE A. LEFAVI SECURITIES, INC
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
For The Year Ended June 30, 2010

Total assessment for the year ended June 30, 2010 — $ 1,339

Assessment Payments

Payment Date	SIPC Collection Agent to Whom Payment Was Mailed	Payment Amount	
January 28, 2010	Ann Ramsey	$ 851	
August 19, 2010	Ann Ramsey	488	
	Total assessment payments		1,339

Total assessment balance due — $ -

BRUCE A. LEFAVI SECURITIES, INC.

Financial Statements

For The Year Ended June 30, 2010

(Together With Independent Auditor's Report)

BRUCE A. LEFAVI SECURITIES, INC.
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